Exhibit (a)(5)(i)

TEMPLETON DRAGON FUND, INC.
FRANKLIN® TEMPLETON® INVESTMENTS	Broward Financial Centre 500 E. Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091 Tel 954-527-7500

For more information, please contact Franklin Templeton Investments at 1-800-342-5236. Members of the media should contact Lisa Gallegos at Franklin Templeton Corporate Communications at 650-312-3395.

TEMPLETON DRAGON FUND, INC. (“TDF”)
ANNOUNCES EXPIRATION OF TENDER OFFER

Fort Lauderdale, Florida, May 23, 2003. Templeton Dragon Fund, Inc. (NYSE: TDF) (the “Fund”), a closed-end management investment company, today announced the preliminary results of its tender offer for up to 6,656,425 shares of its common stock, representing 15% of its outstanding shares. The offer expired at 12:00 midnight, Eastern time, on May 22, 2003.

The Fund stated that, based on current information, approximately 13,865,132 shares of common stock, or approximately 31.24% of the Fund’s common stock outstanding, were tendered through the stated expiration date. This total includes shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeded 6,656,425 shares, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 6,656,425 properly tendered shares will be accepted for payment at a price of $9.97 per share, the amount equal to 92.5% of the net asset value per share as of the expiration date. The net asset value per share as of the expiration date was $10.78. A final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. Payment for the purchased shares is expected to be made to tendering shareholders as soon as reasonably practicable.

The Fund’s investment manager is Templeton Asset Management Ltd., an indirect wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and more than $267 billion in assets under management as of April 30, 2003. For more information, please call 1-800-DIAL BEN® (1-800-342-5236).

#  #  #